Exhibit 99.2
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)
CONVERTIBLE REDEEMABLE PREFERENCE SHARES
(Common Code 022540882, ISIN XS0225408821)
Adjustments to Conversion Price due to Rights Offering and Consolidation
Introduction
On March 9, 2009, Chartered Semiconductor Manufacturing Ltd. (“Company”) announced a rights offering of new Ordinary Shares (“Rights Offering”). A copy of the Rights Offering announcement containing, among others, the terms and indicative timeline of the Rights Offering, is attached hereto.
Terms defined in Article 4A of the Articles of Association of the Company (“Articles”) have the same meaning when used herein.
Adjustment to Conversion Price due to Rights Offering
The Conversion Price will be adjusted on account of the Rights Offering pursuant to Article 4A.17(3) of the Articles.
As permitted under Article 4A.17(3), the Company has elected to defer the effectiveness of the adjustment to the Conversion Price until the subscription period under the Rights Offering has expired. The indicative last day of the Rights Offering subscription period is April 6, 2009. On this basis, the Conversion Price will be adjusted using the actual number of Ordinary Shares issued and the aggregate purchase price actually paid pursuant to the Rights Offering. The adjustment to the Conversion Price will take effect retroactively from March 18, 2009, being the record date set by the Company for the Rights Offering.
Based on the number of Ordinary Shares outstanding on the date of the Rights Offering announcement, the number of Ordinary Shares which the aggregate subscription price of the Rights Offering would purchase at the Average Market Price as of the date of the Rights Offering announcement and the number of Ordinary Shares which are issuable pursuant to the Rights Offering, the indicative adjusted Conversion Price is US$0.4120 per Ordinary Share. The definitive adjusted Conversion Price will be determined, and notified to holders of the Preference Shares, after the close of the Rights Offering subscription period.

Adjustment to Conversion Price due to Consolidation
In the Rights Offering announcement, the Company has also announced that it proposes to consolidate (“Consolidation”) every ten Ordinary Shares into one consolidated Ordinary Share (“Consolidated Ordinary Share”).
The Company will seek the approval of its shareholders for the Consolidation at a general meeting, which is expected to be at end April 2009. The record date for the Consolidation, which will also be the effective date of the Consolidation, is expected to be in mid-May 2009. Further details, including date fixed for such record date, will be disclosed in the proxy statement to be issued by the Company to its shareholders in connection with the Consolidation.
The Conversion Price will be adjusted on account of the Rights Offering pursuant to Article 4A.17(2) of the Articles. This adjustment will take effect after the Conversion Price has been adjusted on account of the Rights Offering. Holders of the Preference Shares will be notified of the adjustment to the Conversion Price on account of the Consolidation after the general meeting referred to above.
Issued by
Chartered Semiconductor Manufacturing Ltd.
March 10, 2009, Singapore

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